UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Macy's, Inc. 401(k) Retirement Investment Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macy's, Inc.
151 West 34th Street
New York, New York 10001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy's, Inc. 401(k) Retirement Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Macy's, Inc. 401(k) Retirement Investment Plan

Dated: June 26, 2026	By:	/s/ Sandeep Singh

Sandeep Singh, Chairperson
Pension and Profit Sharing Committee Macy's, Inc.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Pension and Profit Sharing Committee
Macy's, Inc. 401(k) Retirement Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Macy's, Inc. 401(k) Retirement Investment Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the schedule of assets held at end of year as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.
We have served as the Plan’s auditor since 2016.
Cincinnati, Ohio
June 26, 2026

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024
(in thousands)

	2025	2024
Assets
Plan interest in Macy's, Inc. Defined Contribution Plans Master Trust	$5,086,474	$4,480,904
Receivables:
Participant loans	70,430	66,205
Employer contributions	87,204	88,298
Total receivables	157,634	154,503
Total assets	5,244,108	4,635,407

Liabilities
Administrative fees payable	534	877

Net assets available for benefits	$5,243,574	$4,634,530

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
December 31, 2025 and 2024
(in thousands)

	2025	2024
Additions to net assets attributed to:
Net investment income from Master Trust Investments	$733,945	$513,128
Interest on participant loans	5,510	4,863
Contributions:
Employer	87,207	88,306
Participant	271,394	234,230
Total contributions	358,601	322,536

Total additions	1,098,056	840,527

Deductions from net assets attributed to:
Benefits paid to participants	(485,615)	(462,141)
Administrative expenses	(3,397)	(3,480)
Total deductions	(489,012)	(465,621)

Net increase in net assets	609,044	374,906

Net assets available for benefits beginning of year	4,634,530	4,259,624
Net assets available for benefits end of year	$5,243,574	$4,634,530

The accompanying notes are an integral part of these financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

1.Description of the Plan
The following brief description of the Macy's, Inc. 401(k) Retirement Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is sponsored and administered by Macy’s, Inc. (“Macy's,” the “Company”, the “Plan Administrator” or the "Employer"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and U.S. tax law. Effective October 1, 2006, the Plan was amended to establish a Macy's Employee Stock Ownership Plan within the Macy's Stock Fund, under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the Macy's Stock Fund to elect to either reinvest employer dividends into their Plan accounts or to receive these dividends in cash each quarter.
Eligibility
All active employees, unless excluded per the terms of a Collective Bargaining Agreement, are eligible for voluntary immediate participation in the Plan. After one year of service of at least 1,000 hours and after reaching a minimum age of 21, all employees are eligible for participation under the Company-Match Eligible Program in the Plan.

Contributions
Participants may elect to contribute an amount equal to 1% to 50% (subject to certain limitations) of the participant's eligible compensation. A participant may elect to make these contributions on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis, including Roth compensation deferrals. The Plan offers various investment options and participants direct the investment of their contributions into the various investment options offered by the Plan. A maximum of 25% of a participant’s account balance and/or future savings may be elected for the Macy's Stock Fund.
Company contributions are made as soon as administratively feasible after year end. Company contributions, based on the appropriate matching contribution rate when combined with forfeitures, are contributed in cash directly to the Plan following the participants' investment elections. For the 2025 and 2024 Plan years, the contributions up to 6% of eligible compensation made by participants not eligible for pension credits were considered “basic savings” which were eligible for matching Company contributions. For such contributions, the Company contribution rates were equal to 100% on the first 1% of basic savings and 50% on the next 5% of basic savings.
During the year ended December 31, 2025, the Plan received rollover contributions totaling $45,708,652, of which $38,454,559 was primarily related to participant elections under a lump-sum distribution window offered by an affiliated defined benefit pension plan. These amounts represent direct transfers of participant account balances from the pension plan into the Plan. Total rollover contributions are included in participant contributions in the statements of changes in net assets available for benefits.
Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2025 and 2024 Plan

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

years, forfeited nonvested accounts totaled approximately $4,654,000 and $2,504,000, respectively.
Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances. As soon as administratively feasible after the end of each Plan year, the Company's applicable matching contributions are credited to the eligible individual accounts.
Vesting
Participants are immediately 100% vested in their own contributions and become 100% vested in the Company's contributions after 2 years of service. 100% vesting is also achieved through normal retirement, death or disability.
Participant Loans and Withdrawals
Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules. The rate of interest applied to each loan is determined on the date of the loan by the Macy's, Inc. Pension and Profit Sharing Committee.
Participants are generally permitted to make withdrawals of their after-tax contributions and earnings thereon at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code and Roth withdrawals are subject to a five-year holding period. Emergency savings withdrawals up to $1,000, disaster relief withdrawals up to $22,000, and birth and adoption withdrawals are also available to actively employed participants. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.

2.Summary of Significant Accounting Policies
a)Master Trust
The Plan entered into the Macy's, Inc. Defined Contribution Plans Master Trust, formerly known as The Federated Department Stores, Inc. Defined Contribution Plans Master Trust (the “Master Trust”) Agreement with JP Morgan Chase Bank, formerly known as The Chase Manhattan Bank (the “Trustee”). As of December 31, 2025 and 2024 the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.
The Macy's, Inc. Pension and Profit Sharing Committee selects a group of investment managers who determine purchases and sales of diversified investments for the respective portions of the assets in the Master Trust managed by them.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

b)Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
c)Investments
Investments, where applicable, are reported at fair value as determined by quoted market prices on an active market (see Note 3). Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method.
The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, overall market volatility, political, currency and regulatory risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis.
d)Insurance Contracts
The Master Trust holds certain synthetic guaranteed investment contracts (“synthetic GICs”) which meet the fully benefit-responsive investment contract criteria and are reported at contract value. Insurance contracts have been put in place to cover various underlying fixed income instruments, primarily U.S. treasury bonds, other government bonds, mortgage-backed securities, asset-backed securities and corporate bonds. In determining the Net Assets Available for Benefits, the synthetic GIC's are recorded at their contract value, which is equal to principal balance plus accrued interest.
Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less benefits paid and expenses charged. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer.
Generally, crediting interest rates are reviewed and reset quarterly and guarantee a positive return. The average yield was 4.04% for 2025 and 4.64% for 2024 and the average crediting rate was 3.63% and 3.36% at December 31, 2025 and December 31, 2024, respectively.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.
The synthetic GICs do not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days' notice.
e)Participant Loans
Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest.
f)Payment of Benefits
Benefits are recorded when paid.
g)Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
h)Subsequent Events
The Plan has evaluated subsequent events through June 26, 2026, the date the financial statements were available to be issued.
3.Investments
All of the Plan's investments are included in the Master Trust and are held by the Trustee.
The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:
Stable Value Fund - consisting primarily of high quality fixed-income and stable value products.
S&P 500 Stock Index Fund - consisting primarily of shares of companies included in the S&P 500 Composite Stock Price Index.
Small/Mid Cap Stock Fund - consisting primarily of small and medium capitalization domestic equity securities.
International Stock Fund - consisting primarily of stocks of companies not based in the United States of America.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Macy's Stock Fund - consisting primarily of the Company's registered common stock.
Target Retirement Date Funds - consisting primarily of institutionally priced Vanguard mutual funds, which hold a mixture of equity securities and fixed income instruments.
Self-Directed Brokerage - consisting primarily of SEC registered mutual funds.
Investments held by the Plan are stated at fair value in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC Topic 820 establishes a framework for measuring fair value and requires additional disclosures about fair value measurements.
The ASC Topic 820 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the Plan has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Macy's, Inc. common stock is reported at fair value as determined by quoted market prices in active markets defined as Level 1 in accordance with the fair value hierarchy set forth in ASC Topic 820. The money market funds and pooled funds are required to publish its net asset value (“NAV”) on a daily basis and to transact at their NAV. As such, the Plan's investments are deemed to be actively traded and have readily determinable fair values as defined by U.S. GAAP. The money market funds include fixed-income securities with maturities of three months or less. The pooled funds contain a mix of domestic common stocks and bonds, international common stocks and bonds, and cash and cash equivalents. The Plan can redeem these investments daily, and there are currently no redemption restrictions on these investments. The self-directed brokerage mutual funds trade daily with daily liquidity. They include fixed income funds, equity funds, balanced funds, index funds, international funds and specialty funds such as real estate and health funds. The Plan had no unfunded fund commitments at December 31, 2025 or December 31, 2024.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

The investments of the Plan that are measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024, and their level within the fair value hierarchy, are as follows:

	Fair value category	December 31, 2025	December 31, 2024
		(in thousands)
Money market funds	Level 1	$19,599	$12,174
Macy's, Inc. common stock	Level 1	154,119	123,779
Self-directed brokerage funds	Level 1	33,157	26,911
Pooled funds:
Domestic equities	Level 1	1,496,591	1,392,739
International equities	Level 1	193,362	152,528
Target date funds	Level 1	2,642,009	2,225,997
		$4,538,837	$3,934,128
For the years ended December 31, 2025 and December 31, 2024 there were no transfers in or out of Levels 1, 2 or 3 investments.
4.Interest in Master Trust
The Plan's interest in the net assets of the Master Trust was 100% at December 31, 2025 and December 31, 2024. The Plan's interest in the net assets of the Master Trust is included in the accompanying Statements of Net Assets Available for Benefits.

	December 31, 2025	December 31, 2024
Investments at Fair Value	(in thousands)
Money market fund	$19,599	$12,174
Macy's, Inc. common stock	154,119	123,779
Self-directed brokerage funds	33,157	26,911
Pooled funds:
Domestic equities	1,496,591	1,392,739
International equities	193,362	152,528
Target date funds	2,642,009	2,225,997
Total investments at fair value	4,538,837	3,934,128
Insurance contracts at contract value	546,601	545,353
Total investments	5,085,438	4,479,481
Interest receivable	60	52
Net dividend receivable	1,288	1,273
Due from brokers for securities sold	—	347
Trustee and management fees payable	(312)	(249)
Total interest in Macy's, Inc. Defined Contributions Plans Master Trust	$5,086,474	$4,480,904

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

During the years ended December 31, 2025 and December 31, 2024, realized and unrealized gains and interest and dividends on investments held by the Master Trust were as follows:

	2025	2024
	(in thousands)
Realized gains	$100,914	$55,517
Unrealized gains	609,588	435,686
Interest and dividends (net of investment expenses)	23,443	21,925
5.Related Parties
Certain Master Trust investments are shares of the JP Morgan Prime Money Market Fund totaling approximately $19,599,000 and $12,174,000 at December 31, 2025 and December 31, 2024, respectively. JP Morgan Chase Bank is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Master Trust paid the Trustee approximately $290,000 in administrative expenses, principally Trustee fees, in both 2025 and 2024. In addition to expenses incurred by third party service providers, administrative expenses include salaries and benefits for Macy's associates who provide services to the Plan. Macy's allocated approximately $484,000 and $466,000 in administrative expenses to the Plan in 2025 and 2024, respectively.
The Plan holds shares of the common stock of Macy's, Inc., the Plan Administrator. Macy's, Inc. common stock held by the Plan was 3% of the Plan's total investments at both December 31, 2025 and December 31, 2024.
6.Plan Provisions, Amendments and Termination
The Company amended the Plan effective December 16, 2025, to make various changes related to required minimum distributions, catch-up contributions, rollovers, withdrawal options, death benefit payouts, and administrative provisions, with various retroactive effective dates.

The Company amended the Plan effective June 1, 2024, to permit Highly Compensated Employees to contribute on an after-tax basis.

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all participants would become fully vested such that all sums credited to individual accounts (after expenses) would be distributed to participants.

7.Federal Income Taxes
The Plan obtained its latest favorable determination letter on March 24, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2025 and 2024

U.S. GAAP requires management to evaluate tax positions taken by the Plan. The financial statement impact of the tax position is when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2022.
8.Administrative Expenses
The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan. Administrative expenses include third party service providers and salaries and benefits for Macy's associates who provide services to the Plan.
9.Legal Proceedings
The Plan is or may be involved in various proceedings that are incidental to the operations of the Plan. As of the date of this report, the Plan Administrator does not expect that any of such proceedings will have a material adverse effect on the Plan's financial statements.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2025

Name of Plan Sponsor: Macy's, Inc.
Employer Identification Number: 13-3324058
Three-Digit Plan Number: 013

(a)	(b)	(c)	(d)	(e)

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value
*	Participant loans	Participants loans, varying maturities with interest rates ranging from 4.25% to 10.50%	$—	$70,430,000

* Represents a party-in-interest to the Plan.

** Historical cost is disclosed only for nonparticipant-directed investments.

See accompanying report of independent registered public accounting firm.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm